SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)1

                             SMARTSERV ONLINE, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   13-3750708
--------------------------------------------------------------------------------
                                 (CUSIP number)

                             THOMAS J. FLEMING, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 20, 2000
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         Note. six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of __ Pages)
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

                  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 13-3750708                  13D            Page 2 of 61 Pages
--------------------------------                 -------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                            Wireless Acquisition Partners, LLC
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION
                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   380,000 shares (subject to adjustment
   OWNED BY                     and/or dispute)
     EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                380,000 shares (subject to adjustment
                                and/or dispute)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                    380,000 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                           9.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                      00
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 13-3750708                  13D            Page 3 of 61 Pages
--------------------------------                 -------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      Gregg A. Smith
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                  380,000 shares (subject to adjustment
   OWNED BY                    and/or dispute)
     EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8      SHARED VOTING POWER

                               0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               380,000 shares (subject to adjustment
                               and/or dispute)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               0 shares
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                   380,000 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     9.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                     IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 13-3750708                  13D            Page 4 of 61 Pages
--------------------------------                 -------------------------------


================================================================================
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                    Michael Wainstein
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        SOURCE OF FUNDS*
                     00
--------------------------------------------------------------------------------
      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
      6        CITIZENSHIP OR PLACE OR ORGANIZATION

                     United States
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   380,000 shares (subject to adjustment
   OWNED BY                     and/or dispute)
     EACH
  REPORTING    -----------------------------------------------------------------
 PERSON WITH
                   8      SHARED VOTING POWER

                                0 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                380,000 shares (subject to adjustment
                                and/or dispute)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                0 shares
--------------------------------------------------------------------------------
      11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                    380,000 shares (subject to adjustment and/or dispute)
--------------------------------------------------------------------------------
      12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
      13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      9.8%
--------------------------------------------------------------------------------
      14       TYPE OF REPORTING PERSON*
                      IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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CUSIP No. 13-3750708                  13D            Page 5 of 61 Pages
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         The  following  constitutes  the Schedule 13D filed by the  undersigned
(the "Schedule 13D").

Item 1.  Security and Issuer.

                  This Statement relates to Common Stock, par value $.01 per share ("Common Stock"), of SmartServ Online, Inc. (the "Issuer").


Item 2.  Identity and Background.

         1. (a) WIRELESS ACQUISITION PARTNERS, LLC, is a limited liability company organized under the laws of the State of Delaware ("WAP"). Its name was changed from American Warrant Partners, LLC on or about March 28, 2000.

                  (b)      Address:   505 Park Avenue, 14th Floor
                                      New York, New York 10022


                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.

         2. (a) Gregg A. Smith is the Chief Executive Officer of WAP.

                  (b)      Address:   c/o 505 Park Avenue, 14th Floor
                                      New York, New York 10022


                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States

         3.       (a)      Michael Wainstein is the President WAP.

                  (b)      Address:   505 Park Avenue, 14th Floor
                                      New York, New York 10022


                  (c)      Principal Business: Investments
                  (d)      No.
                  (e)      No.
                  (f)      Citizenship: United States


Item 3.  Source and Amount of Funds or Other Consideration.

                  On March 20, 2000, the United States Bankruptcy Court for the Southern District of New York issued an Order approving the sale of certain assets of Rickel & Associates, Inc. ("Rickel") in connection with Rickel's Chapter 11 proceedings. Pursuant to the Court's Order, WAP, which was then named American Warrant Partners, LLC, acquired warrants and related rights that Rickel held in a variety of companies, one of which was the Issuer. Pursuant to the Court Order, the aggregate purchase price is $3,525,000, which is not allocated among the various warrants and other rights that WAP purchased. The warrants and related rights concerning the Issuer that WAP acquired are described in Item 5 below. The funds to purchase the foregoing warrants and related rights were derived from WAP's working capital.

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CUSIP No. 13-3750708                  13D            Page 6 of 61 Pages
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Item 4.  Purpose of Transaction.

                  The Reporting Persons purchased the Warrants and related rights, for investment purposes. No Reporting Person has any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

                  (a) As a result of the  Bankruptcy  Court Order  described  in
Item 3 above and entered March 20, 2000, WAP expects to close on its purchase from Rickel of certain warrants and related rights in the Issuer on or about April 3, 2000. Upon closing, WAP will hold, free and clear of all liens, encumbrances, claims, security interests, pledges, restrictions, options, judgments, orders, interests and/or tax claims the rights that Rickel held in the following: (i) the Underwriters Warrant to purchase common stock and/or redeemable warrants dated March 21, 1996 between the Issuer and Rickel (the "Underwriters Warrant"); (ii) the Agreement dated April 24, 1997, between the Issuer and Rickel, under which the Issuer became obligated to deliver 100,000 warrants to purchase its Common Stock; and (iii) the Agreement dated May 19, 1997, between the Issuer and Rickel, under which the Issuer became obligated to deliver an additional 100,000 warrants to purchase its Common Stock (items (ii) and (iii) are referred to herein as the "Supplemental Warrants").

                  On  its  face,  the  Underwriters  Warrant  authorizes  WAP to acquire 150,000 shares of Common Stock at $8.25 per share and 150,000 warrants to acquire 150,000 shares at $8.25 per share, exercisable at $.165 per warrant. The Underwriters Warrant is valid through March 21, 2001. On their face, the Supplemental Warrants authorize WAP to acquire 200,000 shares of Common Stock exercisable at $2.00 per share for 25,000 shares; $2.25 per share for 25,000 shares; $2.75 for 25,000 shares; $3.00 per share for 50,000 shares; $3.50 for 25,000 shares; $3.75 for 25,000 shares; $4.00 for 25,000 shares. The
Supplemental Warrants expire one-half on April 24, 2002 and the balance on May 19, 2002. The foregoing descriptions are qualified in their entirety by the remainder of this item and by the Exhibits, which we incorporate herein by reference.

                  WAP has been advised that, subsequent to the issuance of the Underwriters Warrant and the Supplemental Warrants, the Issuer effected a 1 for 6 reverse stock split. The Underwriters Warrant requires the recalculation of both the number of shares and exercise price to give effect to this reverse stock split. However, the Underwriters Warrant contains antidilution provisions which WAP believes require other adjustments to both the number of shares subject to the warrant as well as to the purchase price for those shares. In its informal discussions with the Issuer, the Issuer has indicated to WAP its position that the Underwriters Warrant now gives rise to a right to acquire 90,000 shares at $13.50 per share and a warrant to acquire an additional 90,000 shares at $14.75 per share. WAP has not yet made a determination regarding the validity of the Issuer's computation. To the best of WAP's knowledge, no formal notice has been given by the Issuer of its position concerning the effect of its recapitalization and share issuances since the Underwriters Warrant was issued.

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CUSIP No. 13-3750708                  13D            Page 7 of 61 Pages
--------------------------------                 -------------------------------


                  The Supplemental Warrants do not contain any language providing for antidilution or for adjustment on recapitalization. For the purposes of computing its percentage interest in the Issuer's Common Stock , WAP has utilized the Issuer's preliminary calculations concerning the Underwriters Warrant and the face amount of the Supplemental Warrants, which together would give WAP the warrants to acquire 380,000 shares of Common Stock.

                  Notwithstanding the foregoing, WAP anticipates that the Issuer will contend, among other things, that the Supplemental Warrants must be adjusted to give effect to the 1 for 6 reverse stock split. In such event, WAP would have warrants to acquire 33,828 shares, with 4,166 exercisable at $12 per share and the same amount exercisable at the following prices: $13.50, $16.50, $21, $22.50, and $24.50 per share and 8,332 exercisable at $18 per share. If the foregoing computations are accepted for the Underwriters Warrant and the Supplemental Warrants, the reporting persons would have collectively the right to acquire 213,828 shares of the Issuer's Common Stock, which would be equal to approximately five and nine-tenths percent (5.9%) of the issued and outstanding shares, based on 3,493,108 shares of Common Stock outstanding as of February 11, 2000. In addition, WAP has been advised that the Issuer may dispute the validity of the Supplemental Warrants, which claim, if asserted, WAP intends to contest vigorously.

                  As Chief Executive Officer of WAP, Gregg A. Smith has sole power to vote or dispose of the Underwriters Warrant and the Supplemental Warrants and any shares of Common Stock that may be acquired pursuant thereto. As President of WAP, Michael Wainstein also has sole power to vote or dispose of the Underwriters Warrant and the Supplemental Warrants and any shares of Common Stock that may be acquired pursuant thereto. Messrs. Smith and Wainstein have no interest in the Issuer's Common Stock, except as officers of WAP.

                  (b)  The  Reporting  Persons  identified  in  Item  2 of  this
Schedule 13D have not effected any transactions in shares of Common Stock of the Issuer in the last sixty days, except as set forth above and as follows:

                       1. Gregg A. Smith has sold the following shares of Common Stock of the Issuer:

                    Date                 Amount                 Price
                 28-Jan-00               1,500                  $57.250
                 24-Jan-00               300                    $41.250

                  2. Gregg A. Smith has sold the following warrants to purchase the Issuer's Common Stock:

                    Date                  Amount                Price
                 28-Jan-00                2,000                 $23.875

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CUSIP No. 13-3750708                  13D            Page 8 of 61 Pages
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                  3.  Gregg  A.  Smith  may be  deemed  a  beneficial  owner  of securities held by Saratoga Holdings, Inc., for which he serves as Chief Executive Officer, and which has sold the following warrants to purchase the Issuer's Common Stock:


                 Date                  Price                  Amount
                 ----                  -----                  ------
               24-Jan-00               1,500                  $19.500
               10-Feb-00               1,000                  $48.000
               20-Mar-00               400                    $53.000
               20-Mar-00               200                    $54.500
               20-Mar-00               400                    $54.00
               20-Mar-00               400                    $54.00
               22-Mar-00               200                    $53.000
               22-Mar-00               350                    $53.000
               22-Mar-00               200                    $53.000
               22-Mar-00               150                    $53.000
               22-Mar-00               200                    $53.000
               23-Mar-00               200                    $54.000
               23-Mar-00               200                    $54.000
               23-Mar-00               200                    $54.000
               23-Mar-00               200                    $54.000
               23-Mar-00               500                    $54.000
               23-Mar-00               200                    $54.000

                  All the transactions set forth in subparagraphs 1-3 above were effected in the open market.

                  (c) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of Common Stock.

                  (d)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  (a) WAP's interest in the securities of the Issuer are set forth in the following three agreements:

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CUSIP No. 13-3750708                  13D            Page 9 of 61 Pages
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                           1.  Underwriters  warrant to  purchase  common  stock
and/or redeemable warrants, dated March 21, 1996, annexed as Exhibit A.

                           2. The Rickel/Issuer Agreement, dated April 24, 1997,
annexed as Exhibit B.

                           3. The Rickel/Issuer  Agreement,  dated May 19, 1997,
annexed as Exhibit C.

                  WAP's rights in these agreement were acquired pursuant to the Bankruptcy Court Order, annexed as Exhibit D. WAP's interests are described in
Item 5 above and in the annexed Exhibits, which are incorporate herein by reference.

                  (b) Except for the circumstances discussed or referred to in paragraph (a) above, there are no contracts, arrangements, understandings, or relationships with respect to the securities of the Issuer among any of the persons reporting in this Schedule 13D.

Item 7.  Material to be Filed as Exhibits

                  Exhibit A. Underwriters warrant to purchase common stock and/or redeemable warrants, dated March 21, 1996.

                  Exhibit B. The Rickel/Issuer Agreement, dated April 24, 1997.

                  Exhibit C. The Rickel/Issuer Agreement, dated May 19, 1997.

                  Exhibit D. Order approving sale of debtor's assets in In re Rickel & Associates, Inc., Case No. 98/B/47203 (SMB)(U.S. Bankruptcy Court, S.D.N.Y.), dated March 20, 2000.


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CUSIP No. 13-3750708                  13D            Page 10 of 61 Pages
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                                   SIGNATURES

                  After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2000
                                             WIRELESS ACQUISITION PARTNERS, LLC


                                          By:/s/ Michael Wainstein
                                             -----------------------------------
                                             President - Michael Wainstein




                                          /s/ Michael Wainstein
                                          --------------------------------------
                                                 Michael Wainstein




                                          /s/ Gregg A. Smith
                                          --------------------------------------
                                                Gregg A. Smith

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CUSIP No. 13-3750708                  13D            Page 11 of 61 Pages
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                                  EXHIBIT INDEX


Exhibit          Description                                              Page
-------          -----------                                              ----

A.               Underwriters warrant to purchase common                   12
                 stock and/or redeemable warrants, dated
                 March 21, 1996.

B.               The Rickel/Issuer Agreement, dated April                  41
                 24, 1997.

C.               The Rickel/Issuer Agreement, dated May 19,                48
                 1997.

D.               Order  approving  sale of debtor's  assets in             55
                 55 In re Rickel & Associates, Inc., Case No.
                 98/B/47203 (SMB)(U.S.  Bankruptcy Court,
                 S.D.N.Y.), dated March 20, 2000.

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CUSIP No. 13-3750708                  13D            Page 12 of 61 Pages
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                                    Exhibit 1

      UNDERWRITER'S WARRANT TO PURCHASE COMMON STOCK DATED MARCH 21, 1996
              NO SALE OR TRANSFER OF THIS WARRANT OR THE SECURITIES
                    UNDERLYING THIS WARRANT MAY BE MADE UNTIL
                  THE EFFECTIVENESS OF A REGISTRATION STATEMENT
                    OR OF A POST-EFFECTIVE AMENDMENT THERETO
                  UNDER THE SECURITIES ACT OF 1933 (THE "ACT"),
               COVERING THIS WARRANT OR THE SECURITIES UNDERLYING
             THIS WARRANT, OR UNTIL THE COMPANY IS IN RECEIPT OF AN
                 OPINION OF COUNSEL SATISFACTORY TO THE COMPANY
                STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM
         THE REGISTRATION REQUIREMENT OF THE ACT. ADDITIONALLY, TRANSFER
             OF THIS WARRANT IS RESTRICTED UNDER PARAGRAPH 2 BELOW.

                        UNDERWRITER'S WARRANT TO PURCHASE
                     COMMON STOCK AND/OR REDEEMABLE WARRANTS

                             SMARTSERV ONLINE, INC.
                            (a Delaware corporation)


                              Dated: March 21, 1996


                  THIS CERTIFIES THAT, for value received, Rickel & Associates, Inc. (the "Underwriter") or its permitted transferees, as set forth in paragraph 2 below (the "Holder") is the owner of options (the "Underwriter's Option") to purchase from SmartServ Online, a Delaware corporation (the "Company"), during the period and at the prices hereinafter specified, up to 150,000 shares of the Company's common stock, par value $.01 per share (the "Common Stock"), and up; to 150,000 redeemable common stock purchase warrants (the "Warrants"), (collectively with the Common Stock, the "Securities").

                  This   Underwriter's   Option   is  issued   pursuant   to  an
Underwriting Agreement dated March 21, 1996, between the Company and the Underwriter in connection with a public offering through the Underwriter (the "Public Offering"), of 1,380,000 shares of Common Stock and 1,500,000 Warrants, and pursuant to the Underwriter's overallotment option, an additional

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CUSIP No. 13-3750708                  13D            Page 13 of 61 Pages
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225,000  shares of Common Stock and 225,000  Warrants.  The Warrants  (including those issuable pursuant to the exercise of the Underwriter's Option) will be issued pursuant to and subject to the terms and conditions set forth in an
agreement   between  the  Company   Continental   Stock  Transfer  Company  (the
"Agreement" ).

                  1.   Exercise of the Underwriter's Option.

                       a. The rights represented by this Underwriter's Option shall be exercisable at the prices and during the period specified below upon the terms and subject to the conditions as set forth herein:

                          i.  During the period from March 2l, 1996 to March 20,
1997, inclusive, the Holder shall have no right to purchase any Securities hereunder.

                          ii.  Between  March  21,  1997  and  March  21,  2001,
inclusive, the Holder shall have the option to purchase shares of Common Stock and Warrants hereunder at a price of 8.25 per share and $.165 per Warrant, respectively, the purchase price of the Common Stock and the purchase price of the Warrants being 165% of the public offering prices for the Securities forth in the Prospectus forming a part of the registration statement on Form SB2 (File No. 333-114) of the Company, as amended (the "Registration Statements"). The Warrants issuable to the Underwriter shall be exercisable at a price of $8.60 per share of Common Stock.

                          iii.  After March 20,  2001,  the Holder shall have no
right to purchase any Securities hereunder and this Underwriter's Option shall expire effective at 5:00 p.m., New York time on such date.

                       b. The rights represented by this Underwriter's option may be exercised at any time within the period above specified, in whole or in part, by (i) the surrender of this Underwriter's Option (with the purchase form at the end hereof properly executed) at the

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CUSIP No. 13-3750708                  13D            Page 14 of 61 Pages
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principal executive office of the Company (or such other office or agency of the
Company as it may designate by notice in writing to the Holder at the address of the Holder appearing on the books of the Company); (ii) payment to the Company of the exercise price then in effect for the number of shares of Common Stock and Warrants specified in the above-mentioned purchase form together with applicable stock transfer taxes, if any; and (iii) delivery to the Company of a duly executed agreement signed by the person(s) designated in the purchase form to the effect that such person Is) agree(s) to be bound by the provisions of Paragraph 5 and subparagraphs (b), (c) and (d) of Paragraph 6 hereof. This Underwriter's option shall be deemed to have been exercised, in whole or in part to the extent specified, immediately prior to the close of business on the date this Underwriter's Option is surrendered and payment is made in accordance with the foregoing provisions of this Paragraph 1, and the person or persons in whose name or names the certificates for the Securities shall be issuable upon such exercise shall become the holder or holders of record of such Common Stock and Warrants at that time and date. The Common Stock and Warrants so purchased shall be delivered to the Holder within a reasonable time, not exceeding ten (10) business days, after the rights represented by this Underwriter's Option shall have been so exercised.

                  2.       Restrictions on Transfer.

                  This Underwriter's Option shall not be transferred, sold, assigned or hypothecated for a period of one year commencing March 21, 1996, except that it may be transferred to successors of the Holder, and may be assigned in whole or in part to any person who is an officer of the Underwriter an an officer or partner of any other member of the selling group during such period. Any such assignment shall be effected by the Holder by (i) completing and executing the transfer form at the end hereof and (ii) surrendering this Underwriter's option with such duly

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CUSIP No. 13-3750708                  13D            Page 15 of 61 Pages
--------------------------------                 -------------------------------


completed and executed transfer form for cancellation, accompanied by funds sufficient to pay any transfer tax, at the office or agency of the company referred to in Paragraph 1 hereof, accompanied by a certificate (signed by a duly authorized representative of the Holder), stating that each transferee is a permitted transferee under this Paragraph 2; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder), a new Underwriter's option or Underwriter's Options of like tenor and representing in the aggregate rights to purchase the same number of Securities as are then purchasable hereunder. The Holder acknowledges that this Underwriter's Option may not be offered, sold, assigned or otherwise transferred except pursuant to an effective registration statement under the Act or an opinion of counsel satisfactory to the Company that an exemption from registration under the Act is available.

                  3. Covenants of the Company.

                     a. The Company covenants and agrees that all Common Stock issuable upon the exercise of this Underwriter's Option will, upon issuance thereof and payment therefor in accordance with the terms hereof, and all Common Stock issuable upon exercise of the warrants underlying this Underwriter's Option, will upon the issuance thereof and payment therefor in accordance with the terms of the Warrant Agreement, be duly and validly issued, fully paid and nonassessable and no personal liability will attach to the holder thereof by reason of being such a holder, other than as set forth herein.

                     b. The Company covenants and agrees that during the period within which this Underwriter's Option may be exercised, the Company will at all times have authorized and reserved a sufficient number of shares of Common Stock to provide for the exercise of this Underwriter's Option and the warrants included therein.


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                     c. The Company covenants and agrees that for so long as the
Securities shall be outstanding (unless the Securities shall no longer be registered under Paragraph 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended) the Company shall use its best efforts to cause all shares of Common Stock issuable upon the exercise of the Underwriter's Option and the Warrants contained therein, to be quoted by the NASDAQ Stock Market or listed on a national securities exchange.

                  4.       No Rights of Stockholder.

                  This Underwriter's Option shall not entitle the Holder to any voting rights or other rights as a stockholder of the Company, either at law or in equity, and the rights of the Holder are limited to those expressed in this Underwriter's Option and are not enforceable against the Company except to the extent set forth herein.

                  5.       Registration Rights.

                           a. During the four year period  commencing  March 21,
1997, the Company shall advise the Holder, whether the Holder holds this Underwriter's Option or has exercised this Underwriter's Option and holds Common Stock and Warrants, or common Stock underlying the warrants (the "Warrant
Shares"), by written notice at least 30 days prior to the filing of any post-effective amendment to the Registration statement or of any new registration statement or post-effective amendment thereto under the Act, covering any securities of the Company, for its own account or for the account of others, and upon the request or the Holder made during such four-year period, include in any such post-effective amendment or registration statement such information as may be required to permit a public offering of any of the Common Stock or Warrant's issuable hereunder, and/or the Warrant Shares; provided, that this Paragraph 5(a) shall not apply to any registration statement filed pursuant to Paragraph 5(b) hereof or to


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CUSIP No. 13-3750708                  13D            Page 17 of 61 Pages
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registrations of shares in connection with an employee benefit plan or a merger, consolidation or other comparable acquisition or solely for registration of non-convertible debt or preferred equity securities of the Company; and provided, further, that, notwithstanding the foregoing, the Holder shall have no right to include any Registrable Securities in any new registration statement or post-effective amendment thereto unless as of the effective date thereof the Registration Statement (as it may hereafter be amended or supplemented) or any new registration statement under which the Registrable Securities are registered shall have ceased to be effective or the prospectus contained in such Registration Statement shall have ceased to be current. The Company shall supply prospectuses in order to facilitate the public sale or other disposition of the Registrable Securities, use its best efforts to register and qualify any of the Registrable Securities for sale in such states in which the Common Stock and Warrants are offered and sold in the Public Offering as such Holder reasonably designates and do any and all other acts and things which may be necessary to enable such Holder to consummate the public sale of the Registrable Securities, provided that, without limiting the foregoing, the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction. The Holder shall furnish information requested by the Company in accordance with such post-effective amendments or registration statements, including its intentions with respect thereto, and shall furnish indemnification as set forth in Paragraph 6. The Company shall continue to advise the Holders of the Registerable Securities of its intention to file a registration statement or amendment pursuant to this Paragraph 5(a) until the earliest of (i) March 20, 2001; or (ii) such time as all of the Registerable Securities have been registered and sold under the Act; or (iii) all of the Registrable Securities have been otherwise transferred, new certificates for them not bearing a Legend


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CUSIP No. 13-3750708                  13D            Page 18 of 61 Pages
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restricting  further  transfer  shall have been  delivered  by the  Company  and subsequent public distribution of them shall not require registration or qualification of them under the Act, or (iv) in the opinion of legal counsel for the Company, the Registrable Securities may be offered and sold by the holders thereof without being registered under the Act and such securities, upon receipt by the purchasers thereof pursuant to such sale, will not constitute "restricted securities" as such term is defined in Rule 144 under the Act.

                           b. If any fifty-one  (51%) percent holder (as defined
below) shall give notice to the Company at any time during the four (4) year period beginning one (1) year from , 1996 to the effect that much holder desires to register under the Act any Registerable Securities, under such circumstances that a public distribution (within the meaning Registerable Securities will be involved (and the Registration Statement or any new registration statement under which such Registerable Securities are registered shall have ceased to be effective or the Prospectus contained therein shall have ceased to the currents, then the Company bill as promptly a practicable after notice, but later than thirty (30) days (or forty-five (45) days if the Company is unable to use Form S-3), after receipt of such notice, at the Company's option, file a post-effective amendment to the current Registration Statement or a new registration statement pursuant to the Act to the end that the Registerable Securities may be publicly sold under the Act as promptly as practicable thereafter and the Company will use its best efforts to cause such registration to become and remain effective as provided herein (including the taking of such steps as are reasonably necessary to obtain the removal of any stop order); provided, that such fifty-one (51%) percent holder shall furnish the Company with appropriate information in connection therewith as the Company may reasonably request; and provided, further, that the Company shall not be required to file such a post-effective amendment or registration statement pursuant to this


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Paragraph  5(b) on more than one occasion;  and  provided,  further,  that,  the registration rights of the 51% holder under this Paragraph 5(b) shall be subject to the "piggyback" registration rights of other holders or securities of the
company  to  include  such   securities   in  any   registration   statement  or
post-effective amendment filed pursuant to this Paragraph 5(b). The Company will maintain such registration statement or post-effective amendment current under the Act for a period of at least nine months from the effective date thereof. The Company shall supply prospectuses in order to facilitate the public sale of the Registrable Securities, use its best extorts to register and qualify any of the Registerable Securities for sale in such states in which the Common Stock and Warrants are offered and sold in the Public Offering as such holder reasonably designates and furnish indemnification in the manner provided in Paragraph 6 hereof, provided that, without limiting the foregoing, the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

                           c. The Holder may, in accordance with Paragraphs 5(al
or (b), at his or its option, and subject to the limitations set forth in Paragraph 1(a) hereof, request the registration of any of the Registerable Securities in a filing made by the Company prior to the acquisition of the securities upon exercise of this Underwriter's Option. The Holder may thereafter exercise this Underwriter's Option at any time or from time to time subsequent to the effectiveness under the Act of the registration statement in which the Common Stock underlying the Underwriter's Options and Warrants were included.

                           d. The term "51%  holder," as used in this  Paragraph
5, shall include any owner or combination of owners of Underwriter's Options or Registerable Securities if the aggregate number of shares of Common Stock and Warrant Shares included in and underlying


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the  Underwriter's  Option and  Registerable  Securities held of record by it or them, would constitute a majority of the aggregate of such shares of Common Stock And Warrant Shares underlying the Underwriter's Option and Registerable Securities as of the date of the initial issuance of the Underwriter's option.

                           e. The following provisions of this Paragraph 5 shall
also be applicable:

                              i. Within ten (10) days after receiving any notice
pursuant to Paragraph 5(b), the Company shall give notice to the other Holders of Underwriters Options or Registerable Securities, advising that the Company is Proceeding with such post-effective amendment or registration and Offering to include therein the Registerable Securities of such other Holder, provided that they shall furnish the Company with all information in connection therewith as shall be necessary or appropriate and as the Company shall reasonably request in writing. Following the effective date of such post-effective amendment or registration, the Company shall, upon the request of any Holder of Registerable Securities, forthwith supply such number of prospectuses meeting the requirements of the Act, as shall be reasonably requested by such Holder. The Company shall use its best efforts to qualify the Registerable Securities for sale in such states in which the Common Stock and Warrants are offered and sold in the Public Offering as the 51% holder shall reasonably designate at such times as the registration statement is effective under the Act, provided that without limiting the foregoing the Company shall not be obligated to execute or file any general consent to service of process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

                              ii. The  Company  shall  bear the entire  cost and
expense of any registration of securities initiated by it under Paragraph 5(a} hereon notwithstanding that the


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Registerable  Securities subject to this Underwriter's Option may be included in any such registration. The company shall also comply with the one request for registration made by the 51% holder pursuant to Paragraph 5(b) hereof at the Company's own expense and without charge to any holder of the Registerable
Securities.   Notwithstanding  the  foregoing,  any  Holder  whose  Registerable
Securities are included in any such registration statement pursuant to this Paragraph 5 shall, however, bear the fees of any counsel retained by such Holder and any transfer taxes or underwriting discounts or commissions applicable to the Registerable Securities sold by such Holder thereto and, in the case of a registration pursuant to Paragraph 5 hereof, any additional registration or "blue sky" or state securities fees attributable to the registration or qualification of such Holders Registerable Securities.

                              iii. If the underwriter or managing underwriter in
any underwritten offfering made pursuant to Paragraph 5(a) hereof shall advise the Company that it declines to include a portion or all of the Registerable
Securities requested by the Holders to be included in the registration statement, then distribution of all or a specified portion of the Registerable Securities shell be excluded from such registration statement (in case of an exclusion as to a portion of such Registerable Securities, such portion to be allocated among such Holders in proportion to the respective numbers of Registerable Securities requested to be registered by each such Holder). In such event the Company shall give the Holder prompt notice of the number of Registerable Securities excluded. Further, in such event the company shall, commencing six (6) months after the completion of such underwritten offering, file and use best efforts to have declared effective, at its sole expense (subject to the last sentence of Paragraph 5(e)(ii)), a registration statement relating to such excluded securities.


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                              iv.  Notwithstanding   anything  to  the  contrary
contained herein, the Company shall have the right at any time after it shall have given written notice pursuant ton Paragraph 5(a) or 5(b) (irrespective of whether a written request for inclusion of any Registerable Securities shall have been made to elect not to file or to delay any such proposed registration statement or post-effective amendment thereto, or to withdraw the same after the filing but prior to the effective date thereof. In addition, the Company may delay the filing of any registration statement or post-effective amendment requested pursuant to Paragraph 5(b) hereof by not more than 120 days if the Company, prior to the time it would otherwise have been required to file such registration statement or post-effective amendment thereto, determines in good faith that the filing of the registration statement would require the disclosure of non-public material information that, in its judgment, would be detrimental to the Company if so disclosed or would otherwise adversely affect a financing, acquisition, disposition, merger or other material transaction.

                              v. If a  registration  pursuant to Paragraph  5(a)
hereof involves an underwritten offering, the Company shall have the right to select the investment banker or investment bankers and manager that will serve as underwriter with respect to the underwritten offering. No Holder of Registerable Securities may participate in any underwritten offering under this Agreement unless such holder completes and emerges all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwritten offering, in each case, in the form and upon terms reasonably acceptable to the Company and the underwriters. The requested registration pursuant to Paragraph 5(b) hereof shall not involve an underwritten offering unless the Company shall first give its written


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approval of each  underwriter that  participates in the offering,  such approval not to be unreasonably withheld.

                  6.       Indemnification.

                           a. Whenever  pursuant to Paragraph 5, a  registration
statement relating to any Registerable Securities is filed under the Act, amended or supplemented, the Company will indemnify and hold harmless each Holder of the Registerable Securities covered by such registration statement, amendment or supplement (such holder hereinafter referred to as the "Distributing Holder"), each person, if any, who controls (within the meaning of the Act) the Distributing Holder, and each officer, employee, partner or agent of the Distributing Holder, if the Distributing Holder is a broker or dealer, and each underwriter (within the meaning of the Act) of such securities and each person, if any, who controls (within the meaning of the Act) any such underwriter and each officer, employee, agent or partner of such underwriter against any losses, claims, damages or liabilities, joint or several, to which the Distributing Holders any such underwriter or any other person may become subject under the Act or otherwise, insofar, as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any such registration statement or any preliminary prospectus or final prospectus constituting a part thereof or act amendment or supplement thereto, or arise out of or are based upon the omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading; and will reimburse the Distributing Holder and each such underwriter or such other person for any legal or other expenses reasonably incurred by the Distributing Holder, or underwriter or such ether person, in connection with investigating or defending any such loss,


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CUSIP No. 13-3750708                  13D            Page 24 of 61 Pages
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claim, damage, liability or action; provided, however, that the Company will not be liable in any such case (i) to the extent that any such loss claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in said registration statement, said preliminary prospectus, said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by Distributing Holder, any other Distributing Holder or any underwriter for use in the preparation thereof, or (ii) losses, claims, damages or liabilities arise out of or are based upon any actual or alleged untrue statement or omission made in or from any preliminary prospectus, but corrected in the final prospectus, as amended or supplemented.

                           b.  Whenever  pursuant to Paragraph 5 a  registration
statement relating to the Registerable Securities is filed under the Act, or is amended or supplemented, the Distributing Holder will indemnify and hold harmless the Company each of its directors, each of its officers who have signed said registration statement and such amendments and supplements thereto, and each person, if any, who controls the Company (within the meaning of the Act) against any losses, claims, damages or liabilities to which the Company or any such director, officer or controlling person may become subject under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue or alleged untrue statement of any material fact contained in any such registration such based statement or any preliminary prospectus or final prospectus constituting a part thereof, or any amendment or supplement thereto, or arise out of or are based upon the omission or the alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent that such untrue statement or alleged untrue statement or omission or alleged omission was made in


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CUSIP No. 13-3750708                  13D            Page 25 of 61 Pages
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said registration statement, said preliminary prospectus,  said final prospectus or said amendment or supplement in reliance upon and in conformity with written information furnished by such Distributing Holder for use in the preparation hereof; and will reimburse the Company or any such director, officer or controlling person for any Legal or other expenses reasonably incurred by them in connection with investigation or defending any such loss, claim, damage, liability or action.

                           c.  Promptly  after receipt by an  indemnified  party
under this Paragraph 6 of notice of the commencement of any action, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give the indemnifying party notice of the commencement thereof; but the omission to so notify the indemnifying party will not relieve it from any liability which it may have to any indemnified party otherwise than under this Paragraph 6.

                           d. In case any such  action is  brought  against  any
indemnified party, and it notifies an indemnifying party of the commencement thereof, the indemnifying party will be entitled to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election to so assume the defense thereof, the indemnifying party will not be liable to such indemnified party under this Paragraph 6 for any legal or other expenses subsequently incurred by such indemnified party in connection with the defense thereof other than reasonable costs of investigation.

                  7. Adjustments of Warrant Price and Number of Shares of Common Stock.


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CUSIP No. 13-3750708                  13D            Page 26 of 61 Pages
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                           a.   Computation   of  Adjusted   Price.   Except  as
hereinafter provided, in case the Company shall, at any time after the date of closing of the sale of securities pursuant to the Public Offering (the "Closing Date"), issue or sell any shares of Common Stock (other than the issuances or sales referred to in Paragraph 7(f) hereof), including shares held in the Company's treasury and shares of Common Stock issued upon the exercise of any options, rights or warrants to subscribe for shares of Common Stock (other than the issuances or sales of Common Stock pursuant to rights to subscribe for such Common Stock distributed pursuant to Paragraph 7(j) hereof) and shares of Common Stock issued upon the direct or indirect conversion or exchange of securities for shares of Common Stock, for a consideration per share less than both the "Market Price" (as defined in Paragraph 7(a) (vi) hereof) per share of Common Stock on the trading day immediately preceding such issuance or sale ant the Warrant Price (as hereinafter defined), in effect immediately prior to such issuance or sale, or without consideration, then forthwith upon such issuance or sale, the Warrant Price in respect of the Common Stock issuable upon exercise of the Underwriter's Option (but not the exercise price of the Warrants underlying the Underwriter's Option, which shall be adjusted only in accordance with the Warrant Agreement) shall (until another such issuance or sale) be reduced to the price (calculated to the nearest full cent) determined by multiplying the Warrant Price in effect immediately prior to such issuance or sale by a fraction, the numerator of which shall be the sum of (1) the number of shares of Common Stock outstanding immediately prior to such issuance or sale multiplied by the Warrant Price immediately prior to such issuance or sale plus (2) the consideration received by the company upon scour issuance or sale, and the denominator of which shall be the product of (x) the total number of shares of Common Stork outstanding immediately after such issuance or sale, multiplied by
(y) the Warrant Price immediately prior to such issuance or sale; provided,


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however,  that in no event shall the Warrant Price be adjusted  pursuant to this computation to an amount in excess of the Warrant Price in effect immediately prior to such computation, except in the case of a combination of outstanding shares of Common Stock, as provided by Paragraph 7(c) hereof. For the purposes of this Paragraph 7, the term "Warrant Price" shall mean the exercise price per share of Common Stock issuable upon exercise of the Underwriter's Option (initially $8.25 per share), as adjusted from time to time pursuant to the provisions of this Paragraph 7.

                  For the purposes of any computation to be made in accordance with this Paragraph 7(a), the following provisions shall be applicable:

                              i. In case of the  issuance  or sale of  shares of
Common Stock for a consideration part or all of which shall be cash, the amount of the cash consideration therefor shall be deemed to be the amount of cash received by the Company for such shares (or, if shares of Common Stock are offered by the Company for subscription, the subscription price, or, if such securities shall be sold to underwriters or dealers for public offering without a subscription offering, the public offering price) before deducting therefrom any compensation paid or discount allowed in the sale, underwriting or purchase thereof by underwriters or dealers or others performing similar services, or any expenses incurred in connection therewith.

                              ii.  In case of the  issuance  or sale  (otherwise
than as a dividend or other distribution on any stock of shares of Common Stock for a consideration part or all of which shall be other than cash, the amount of the consideration therefor other than cash shall be deemed to be the value of such consideration as determined in good faith by the Board of Directors of the Company.


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CUSIP No. 13-3750708                  13D            Page 28 of 61 Pages
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                              iii.  Shares of Common  Stock  issuable  by way of
dividend or other distribution on any stock of the Company shall be deemed to have been issued immediately after the opening of business on the day following the record date for the determination of shareholders entitled to receive such dividend or other distribution and shall be deemed to have been issued without consideration.

                              iv.  The  reclassification  of  securities  of the
Company other than shares of Common Stock into securities including shares of Common Stock shall be deemed to involve the issuance of such shares of Common Stock for a consideration other than cash immediately prior to the close of business on the date fixed for the determination of security holders entitled to receive such shares, and the value of the consideration allocable to such shares of Common Stock shall be determined as provided in subparagraph (ii) of thin Paragraph 7(a).

                              v. The number of shares of Common Stock at any one
time outstanding shall include the aggregate number of shares issued or issuable upon the exercise at options, rights, warrants and upon the conversion or exchange of convertible or exchangeable securities.

                              vi. As used herein,  the phrase  "Market Price" at
any date shall be deemed to be the average of the last reported sale price, or, in case no such reported sale takes place on such day the average of the last reported sale prices for the last three trading days, in either case as officially reported by the principal securities exchange on which the Common Stock is listed or admitted to trading on any national securities exchange or quoted on the NASDAQ Stock Market, or, if the Common Stock is not listed or admitted to trading on any national securities exchange or quoted on the NASDAQ Stock Market, the closing bid quotation as furnished by the National Association of Securities Dealers, Inc. through NASDAQ or a


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similar  organization if NASDAQ is no longer reporting such  information,  or if the Common Stock is not quoted on NASDAQ, as determined in good faith by resolution of the Board of Directors of the Company, based on the best information available to it for the three trading days immediately preceding such issuance or sale. If the Common Stock is listed or admitted to trading on a national securities exchange and also quoted on the NASDAQ Stock Market, the Market Price shall be determined as hereinabove provided by reference to the prices reported in the NASDAQ Stock Market; provided that if the Common Stock in listed or admitted to trading on the New York Stock Exchange, the Market Price shall be determined as hereinabove provided by reference to the prices reported by such exchange.

                           b.  Options.  Rights.  Warrants and  Convertible  and
Exchangeable Securities. Except in the case of the Company issuing rights to subscribe for shares of Common Stock distributed pursuant to Paragraph 7(j) hereof, if the Company shall at any time after the Closing Date issue options, rights or warrants to subscribe for shares of Common Stock, or issue any securities convertible into exchangeable for shares of Common Stock, in each case other than the issuances or sales referred to in Paragraph 7(f) hereof, (i) for a consideration per share less than the lesser of (a) the Warrant Price in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, or (b) the Market Price on the trading day immediately preceding such issuance, or (ii) without consideration, the Warrant Price in effect immediately prior to the issuance of such options, rights or warrants, or such convertible or exchangeable securities, as the cash may be, shall be reduced to a price determined by making a computation in accordance with the provisions of Paragraph 7(a) hereof, provided that:


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                           i. The aggregate  maximum  number of shares of Common
Stock, as the case may be, issuable under all the outstanding options, rights or warrants shall bet deemed to be issued and outstanding at the time all the outstanding options, rights or warrants were issued, and for a consideration equal to the minimum purchase price per share provided for in the options, rights or warrants at the time of issuance, plus the consideration (determined in the same manner as consideration received on the issue or sale of shares in accordance with the terms of Paragraph 7(a) hereof), if any, received by the Company for the options, rights or warrants, and if no minimum price is provided in the options, rights or warrants, then the consideration shall be equal to zero; provided, however, that upon the expiration or other termination of the options, rights or warrants, if any thereof shall not have been exercised, the number of shares of Common Stock deemed to be issued and outstanding pursuant to this subparagraph (b) (and for the purposes of subparagraph (v) Paragraph 7(a) hereof) shall be reduced by such number of shares as to which options, warrants and/or rights shall have expired or terminated unexercised, and such number of shares shall no longer be deemed to be issued and outstanding, and the Warrant Price then in effect shall forthwith be readjusted and thereafter be the price which it would have been had adjustment been made on the basis of the issuance only of shares actually issued or issuable upon the exercise of those options, rights or warrants as to which the exercise rights shall not have expired or terminated unexercised.

                           ii. The aggregate  maximum number of shares of Common
Stock issuable upon conversion or exchange of any convertible or exchangeable securities shall be deemed to be issued and outstanding at the time of issuance of such securities, and for a consideration equal to the consideration (determined in the same manner as received on the issue or sale of shares of Common Stock in accordance with the terms of Paragraph 7(a) hereof)


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received by the Company for such securities, plus the minimum consideration,  if any, receivable by the Company upon the conversion or exchange thereof; provided, however, that upon the expiration or other termination of the right to convert or exchange such convertible or exchangeable securities (whether by reason of redemption or otherwise), the number of shares deemed to be issued and outstanding pursuant to this subparagraph (ii) (and for the purpose of subparagraph (v) of Paragraph 7(a) hereof) shall be reduced by such number of shares as to which the conversion or exchange rights shall have expired or terminated unexercised, and such number of shares shell no longer be deemed to be issued and outstanding, and the warrant Price then in effect shall forthwith be readjusted and thereafter be the price which it would have been had adjustment been made on the basis of the issuance only of the shares actually issued or issuable upon the conversion or exchange of those convertible or exchangeable securities as to which the conversion or exchange rights shall not have expired or terminated unexercised. No adjustment will be made pursuant to this subparagraph (ii) upon the issuance by the Company of any convertible or exchangeable securities pursuant to the exercise of and option, right or warrant exercisable therefor, to the extent that adjustments in respect of such options,
rights  or  warrants  were   previously  made  pursuant  to  the  provisions  of
subparagraph (i) of this subparagraph 7(b).

                           iii. If any change shall occur in the price per share
provided for in any of the options, rights or warrants refereed to in subparagraph (i) of this Paragraph 7 (b), or in the price per share at which the securities referred to in subparagraph (ii) of this Paragraph 7 (b) are convertible or exchangeable, or if any such options, rights or warrants are exercised at a price greater than the minimum purchase price provided for in such options, rights or warrants, or any such securities are converted or exercised for more then the minimum consideration receivable by the Company upon such conversion or exchange, the options, rights or warrants or


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conversions  or  exchange  rights,  as the case may be,  shall be deemed to have expired or terminated on the date when such price change became effective in respect of shares not theretofore issued pursuant to the exercise or conversion or exchange thereof, and the Company shall be deemed to have issued upon such date new options, rights or warrants or convertible or exchangeable securities at the new price in respect of the number of shares issuable upon the exercise of such options, rights or warrants or the conversion or exchange of such convertible or exchangeable securities; provided, however, that no adjustment made pursuant to this subparagraph (iii) with respect to any change in the price per share provided for in any of the options, rights or warrants referred to in subparagraph (i) of this Paragraph 7, or in the price per share at which the securities referred to in subparagraph (ii) of this Paragraph 7(b) are convertible or exchangeable, which change results from the application of the anti-dilution provisions thereof in connection with an event for which, subject to subparagraph (iv) of Paragraph 7(f), an adjustment to the Warrant Price and the number of securities issuable upon exercise of the Warrants will be required to be made pursuant to this Paragraph 7.

                           c. Subdivision and  Combination.  In case the Company
shall at any time after the Closing Date subdivide or combine the outstanding shares of Common Stock, the warrant Price shall forthwith be proportionately decreased in the case of subdivision or increased in the case of combination.

                           d.   Adjustment  in  Number  of  Shares.   Upon  each
adjustment of the Warrant Price pursuant to the provisions of this Paragraph 7, the number of shares of common Stock (but not the number of warrants, which are subject to adjustment as set forth in the Warrant Agreement) issuable upon the exercise of the Underwriter's Option shall be adjusted to the nearest full whole number by multiplying a number equal to the Warrant Price in effect


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immediately  prior to such  adjustment  by the number of shares of Common  Stock issuable upon exercise of the Underwriter's Option immediately prior to such adjustment and dividing the product so obtained by the adjusted Warrant Price.

                           e.  Reclassification  Consolidation,  Merger, etc. In
case of any reclassification or change of the outstanding shares of Common Stock (other than a change in par value to no par value, or from no value to par value, or as a result of a subdivision or combination), or in the case of any consolidation of the Company with, or merger of the Company into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding shares of Common Stock, except a change as a result of a subdivision or combination of such shares or a change in par value, as aforesaid), or in the case of a sale or conveyance to another corporation of the property of the Company as an entirety, the Holder shall thereafter have the right to purchase the kind and number of shares of stock and other securities and property receivable upon such reclassification, change, consolidation, merger, sale or conveyance an it the Holder were the owner of the shares of Common Stock underlying the Underwriter's Option immediately prior to any such events (but not the shares of Common Stock issuable upon exercise of any Warrants underlying the Underwriter's Option) at a price equal to the product of (x) the number of shares issuable upon exercise of the Underwriter's Option (but not the shares of Common Stock issuable upon exercise of any Warrants underlying the Underwriter's Option) and (y) the Warrant Price in effect immediately prior to the record date for such reclassification, change, consolidation, merger, sale or conveyance as if such Holder had exercised the Underwriter's Option.


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                           f. No Adjustment  of Warrant Price in Certain  Cases.
Notwithstanding anything herein to the contrary, no adjustment of the Warrant Price shall be made:

                              i. Upon the issuance or sale of the Underwriter's Option, the shares of Common Stock or Warrants issuable upon the exercise of the Underwriter's Option or the shares of Common Stock issuable upon exercise of the Warrants underlying the Underwriter's Option; or

                              ii. Upon the issuance or sale of (A) the shares of Common Stock or Warrants issued by the Company in the Public Offering (including pursuant to the Underwriter's overallotment option) or other shares of Common Stock or warrants issued by the Company upon consummation of the Public Offering, (B) the shares of Common Stack for other securities) issuable upon exercise of Warrants; or

                              iii. If the amount of said adjustment shall be less tine two cents (2cents} per share of Common Stock.

                           g.  Adjustment of Warrants  Underlying  Underwriter's
Option. With respect to the Warrants underlying the Underwriter's Option, the exercise price of such warrants and the number of shares of Common Stock purchasable pursuant to such Warrants shall be automatically adjusted in accordance with the applicable provisions of the Warrant Agreement, upon the occurrence, at any time after the date hereof, of any of the events described in the Warrant Agreement requiring such adjustment, with the same force and effect and if such Warrants had been issued of this date, whether or not such warrants shall have been exercised (or exercisable) at the time of the occurrence of such event and whether or not such Warrants


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shall be issued and  outstanding  at the time of the  occurrence  of such event.
Thereafter, such warrants shall be exercisable at such adjusted Warrant's exercise price for such adjusted number of shares of Common Stock or other securities, properties or rights.

                           h.     Redemption    of     Underwriter's     Option.
Notwithstanding anything to the contrary contained in this Agreement or elsewhere, the Underwriter's Option cannot be redeemed by then Company under any circumstances.

                           i. Dividends and Other  Distributions with Respect to
Outstanding Securities. In the event that the Company shall at any time after the Closing Date and prior to the exercise and expiration of the Underwriter's Option declare a dividend (other than a dividend consisting solely of shares of Common Stock or a cash dividend or distribution payable out of current or retained earnings) or otherwise distribute to the holders of Common Stock any monies, assets, property, rights, evidences of indebtedness, securities (other than such a cash dividend or distribution or dividend consisting solely of shares of Common Stock), whether issued by the Company or by another person or entity, or any other thing of value, the Holders of the unexercised Underwriter's Option shall thereafter be entitled) in addition to the shares of Common Stock or other securities receivable upon the exercise thereof, to receive, upon the exercise of such Underwriter's Option, the same monies, property, assets, rights, evidences or indebtedness, securities or any other thing of value that they would have been entitled to receive at the time of such dividend or distribution as if the Holders were the owners of the shares Common Stock underlying the Underwriter's Option (but not the shares of Common Stock issuable upon exercise of any Warrants underlying the Underwriter's option). At the time of any such dividend or distribution, the Company shall make appropriate reserves to ensure the timely performance of the provisions of this Paragraph 7(i).


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                           j. Subscription  Rights for Shares of Common Stock or
Other Securities. In case the Company or an affiliate of the Company shall at any time after the date hereof and prior to the exercise of the Underwriter's Option in full issue any rights to subscribe for shares of Common Stock or any other securities of the Company or of such affiliate to all the holders of Common Stock of the Company, the Holders of the unexercised Underwriter's Option shall be entitled, in addition to the shares of Common Stock or other securities receivable upon the exercise of the Underwriter's Option, to receive such rights at the time such rights are distributed to the other stockholders of the Company but only to extent of the number of shares of Common Stock, if any, for which the Underwriter's Option remains exercisable.

                           k.  Notice  in Event of  Dissolution.  In case of the
dissolution, liquidation or winding-up of the Company, all rights under the Underwriter's Option shall terminate on a date fixed by the Company, such date to be no earlier than ten (10) days prior to the effectiveness of such dissolution, liquidation or winding-up and not later than five (5) days prior to such effectiveness. Notice of such termination of purchase rights shall be given to the last registered Holder of the Underwriter's Option, as the same shall appear on the books and records of the Company, by registered mail at least thirty (30) days prior to such termination date.

                           l.  Computations.  The  Company  may retain a firm of
independent public accountants (who may be any such firm regularly employed by the Company) to make any computation required under this Paragraph, and any certificate setting forth such computation signed by such firm shall be conclusive evidence of the correctness of any computation made under this Paragraph 7.



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                  8.       Fractional Shares.

                           a.  The  Company  shall  not  be  required  to  issue
fractions of shares of Common Stuck or fractional Warrants on the exercise of this Underwriter's Option, provided, however, that if the Holder exercises the Underwriter's Option in full, any fractional shares of Common Stock shall be eliminated by rounding any fraction up to the nearest whole number of shares of Common Stock.

                           b.  The  Holder  of  this  Underwriter's  Option,  by
acceptance hereof, expressly waives his right to receive any fractional share of Common Stock or fractional Warrant upon exercise of this Underwriter's Option.

                  9. Redemption of Warrants Underlying the Underwriter's Option.

                  The Warrants underlying the Underwriter's Option are redeemable by tine Company at a redemption price of $.10 Warrant, in whole or in part, 12 months after the date hereof and prior to their expiration upon not Less than thirty (30) days' prior written notice to the holders of the Warrants; provided that the average closing bid quotation of the Common Stock as reported on The Nasdaq Stock Market, if traded thereon, or if not traded thereon, the average closing sale price if listed on a national securities exchange (or other reporting system that provides last sales prices), has been at least 187.5% of the then current exercise price for a period of 20 consecutive trading days ending on the third day prior to the date on which the Company gives notice of redemption. Any redemption in part shall be made pro rata to all Warrant holders. The redemption notice shall be made pro rata to all holders of the Warrants at their respective addresses appearing in the Warrant register. Holders of the Warrants will have exercise rights until the close of business on the day immediately preceding the date fixed for redemption (at which time this Underwriter's Option shall no longer be exercisable for Warrants).


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                  10.      Miscellaneous.

                           a. This Underwriter's Option shall be governed by and
in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.

                           b.  All   notices,   requests,   consents  and  other
communications hereunder shall be made in writing and shall be deemed to have been duly made when delivered, or mailed by registered or certified mail, return receipt requested: (i) if to a Holder, to the address of such Holder as shown on the books of the Company, or (ii) if to the Company, Metro Center, One Station Place Stamford, Connecticut 06902.

                           c. The Company and the  Underwriter  may from time to
time supplement or amend this Underwriter's Option without the approval of any other Holders in order to cure any ambiguity, to correct or supplement any provision contained herein which may be defective or inconsistent with any provisions herein, or to make any other provisions in regard to matters or questions arising hereunder which the Company and the Underwriter may deem necessary or desirable and which the Company and the Underwriter deem not to materially adversely affect the interest of the Holders.

                           d.  All  the   covenants   and   provisions  of  this
Underwriter's Option by or for the benefit of the Company and the Holders shall bind and inure to the benefit of their respective successors and assigns hereunder.

                           e.  Nothing  in this  Underwriter's  Option  shall be
construed to give to any person or corporation other than the Company and the Underwriter and any other registered Holder or Holders, any legal or equitable right, and this Underwriter's Option shall be for the sole and exclusive benefit of the Company and the Underwriter and any other Holder or Holders.


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                           f. This  Underwriter's  Option may be executed in any
number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and such counterparts shall together constitute but one and the same instrument.

                  IN WITNESS WHEREOF, the Company has caused this Underwriter's Warrant to be signed by its duly authorized officer and this Underwriter's Option to be dated March 21, 1996.

                                              SMARTSERV ONLINE, INC.



                                              By:/s/ Sebastian E. Cassetta
                                                 -------------------------------
                                                 Sebastian E. Cassetta, Chairman



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                                  PURCHASE FORM


(To be signed only upon exercise of the Underwriter's Option)


                  The undersigned, the Holder of the foregoing Underwriter's Option, hereby irrevocably elects to exercise the purchase rights represented by such Underwriter's Option for, and to purchase thereunder, _______________ shares of Common Stock and/or ___ Warrants of SmartServ Online, Inc. and
herewith makes payment of $___________ therefor, and requests that the certificates for Common Stock and/or Warrants be issued in the name(s) of, and delivered to _______________________________________________ whose address(es)
is (are)  __________________________________________________________________ and
whose    social    security    or    taxpayer     identification    number    is
___________________________.

Dated:_______________________________


____________________________________**


____________________________________
Address


--------
     **Signature must conform in all respects to name of registered
Holder.


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                                    Exhibit 2

                                                                875 Third Avenue
                                                        New York, New York 10022
                                                                  (212) 339-9800



April 24, 1997

Mr. Sebastian Cassetta
SmartServ Online, Inc.
One Station Place
Stamford, CT 06902

Attention:        Mr. Sebastian Cassetta
                  Chairman and CEO

Gentlemen:

         We are pleased to set forth the terms of the retention of Rickel & Associates, Inc. ("Rickel") by SmartServ Online, Inc. (collectively with its affiliates, the "Company").

         1. Rickel will assist the Company as its non-exclusive financial advisor. In connection with Rickels activities on the Company's behalf Rickel will familiarize itself with the business, operations, properties, financial condition and prospects of the Company. In connection with our role as your financial advisor, we would expect our services to include specific advice regarding the capitalization and other investment banking services as may be mutually agreed in writing by Rickel and the Company.

         2. In connection with Rickels' activities on the Company's behalf, the Company agrees to cooperate with Rickel and will furnish to, or cause to be furnished to, Rickel all information and data concerning the Company (the "Information") which Rickel deems appropriate and will provide Rickel with access to the Company's officers, directors, employees, appraisers, independent accountants, legal counsel and other consultants and advisors, as well as any possible leads the Company might have. The Company represents and warrants that all information (a) made available to Rickel by the Company or (b) contained in any filing by the Company with any court or governmental or regulatory agency, commission or instrumentality (each, an "Agency") will, at all times during the period of the engagement of Rickel hereunder, be complete and correct in all material respects and will not certain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which such statements are made. The Company further represents and warrants that any projections or other Information provided by it to Rickel or any Agency will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable.


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The Company  acknowledges and agrees that, in rendering its services  hereunder,
Rickel will be using and relying on the Information (and information available from public sources and other sources deemed reliable by Rickel) without independent verification thereof by Rickel or independent appraisal by Rickel of any of the Company's assets. Rickel does not assume responsibility for the accuracy or completeness of the Information or any other information regarding the Company. Any advice rendered by Rickel pursuant to this Agreement may not be disclosed publicly without, any reference to Rickel in any public communications by the Company shall be subject to, Rickels' prior written consent except as may be required by law or regulatory authority or in judicial or other proceedings.

          3. In consideration of our services pursuant to this Agreement, Rickel shall be entitled to receive, and the Company agrees to pay Rickel, the following compensation:

                  Upon execution of this Agreement, the Company shall issue Rickel, warrants (the "Warrants") to purchase 100,000 shares of the Company's Common Stock which will be exercisable at the following prices: 1) 25,000 at $2.00, 2) 25,000 at $2.25, 3)
                  25,000 at $2.75,  and 4) 25,000 at $3.00.  The Warrants  shall expire five years from the execution date of this letter and will be exercisable immediately. The Company will use its best efforts to keep a registration statement effective for the life of the Warrants, and the Warrants shall carry customary demand and "piggy-back" registration rights. The Company shall prepare the Warrant agreement and effect a registration statement at its own expense. The Warrants will be subject to a "cashless" exchange provision.

         4. In addition to the fees described in paragraph 3 above, the Company agrees to promptly reimburse Rickel, upon request from time to time, for all out-of pocket expenses incurred by Rickel (including fees and disbursements of counsel, and of other consultants and advisors retained by Rickel that are not employees of Rickel) in connection with the matters contemplated by this Agreement. Such fees shall not exceed $500, unless prior permission has been granted by the Company.

         5. The Company agrees to indemnify Rickel in accordance with the indemnification provisions (the "Indemnification Provisions") attached to this Agreement, which Indemnification Provisions are incorporated herein and made a part hereof and which shall survive the termination, expiration or suppression of this Agreement.

          6. Either party hereto may terminate this Agreement at any time upon 30 days written notice, without liability or continuing obligation, except as set forth in the following sentence. Neither termination of this Agreement nor completion of the assignment contemplated hereby shall affect: (i) any compensation earned by Rickel up to the date of termination or completion, as the case may be, (ii) the provisions of paragraph 3-13, inclusive, of this Agreement and (iv) the attached Indemnification Provisions which are incorporated herein, all of which shall remain operative and in full force and effect.


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         17. The validity and interpretation of this Agreement shall be governed by and enforced, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding
the  conflicts  of  laws  rules).  The  Company   irrevocably   submits  to  the
jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against the Company and (i) hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court,
(ii) to the extent that the Company has acquired, or hereafter may acquire, any immunity from jurisdiction of any such court or from any legal process therein, the Company hereby waives, to the fullest extent permitted by law, such immunity and (iii) agrees not to commence any action, suit or proceeding relating to this Agreement other than in such courts. The Company hereby waives, and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that (a) the Company is not personally subject to the jurisdiction of any such court, (b) the Company is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to the Company or its property or (c) any such suit, action or proceeding is brought in any inconvenient forum.

         18. The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

         19. Each of the Company and Rickel hereby knowingly, voluntarily and irrevocably waives any right it may have to a trial by jury in respect of any claim based upon, arising out of or in connection with this Agreement and the transactions contemplated thereby. Each of the Company and Rickel hereby certifies that no representative or agent of the other party has represented expressly or otherwise that such party would not seek to enforce the provision of this waiver. Further, each of the Company and Rickel acknowledges that each party has been induced to enter this Agreement by, inter, alia, the provisions of this paragraph.

         20. If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closes to expressing the intention of such invalid or unenforceable term or provision.

         21. This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understanding relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party.

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CUSIP No. 13-3750708                  13D            Page 44 of 61 Pages
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         22.  The  Company  and  Rickel has all  requisite  corporate  power and authority to enter into this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company and has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

         23. This Agreement does not create, and shall not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of clause (iv) of paragraph 6 and the Indemnification Provisions hereof. The Company acknowledges and agrees that Rickel is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or creditors of the Company or any other person by virtue of this Agreement or the retention of Rickel hereunder, all of which are hereby expressly waived. The Company also agrees that Rickel shall not have any liability (including without limitation, liability for losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements resulting from any negligent act or omission of Rickel) (whether direct or indirect, in contract, tort or otherwise) to the Company or to any person (including, without limitation, equity holders and creditors of the Company) claiming through the Company for or in connection with the engagement of Rickel, this Agreement or the transaction contemplated hereby. The Company acknowledges that Rickel was induced to enter into this Agreement by inter, alia, the provisions of this paragraph.

         24. For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

         If the foregoing correctly sets forth our Agreement, please sign the enclosed copy of this letter in the space provided and return it to us.


                                                     Very truly yours,


                                                     RICKEL & ASSOCIATES, INC.



                                                  By: /s/
                                                      --------------------------
                                                      Managing Director


Confirmed and Agreed to:
this 25 day of April, 1997

SMARTSERV ONLINE

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CUSIP No. 13-3750708                  13D            Page 45 of 61 Pages
--------------------------------                 -------------------------------



By: /s/ Sebastian Cassetta
    --------------------------
      Mr. Sebastian Cassetta
      Chairman and CEO

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CUSIP No. 13-3750708                  13D            Page 46 of 61 Pages
--------------------------------                 -------------------------------


                           INDEMNIFICATION PROVISIONS

         The Company (as such term is defined in the Agreement (as such term is defined below)) agrees to indemnify and hold harmless Rickel, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Rickel is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with (a) Rickels' acting for the Company, including, without limitation, any act or omission by Rickel in connection with its acceptance of or the performance or non-performance of its obligations under the agreements dated April 24, 1997 between Rickel & Associates, Inc. and SmartServ Online, as it may be amended from time to time (the "Agreement") or (b) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions from, any information furnished by the Company to Rickel or any Agency; provided, however, such indemnity agreement shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found obligation penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resuited primarily and directly from the gross negligence or willful misconduct of Rickel.

         These Indemnification Provisions shall be in addition to any liability which the Company may otherwise have to Rickel or the persons indemnified below in this sentence and shall extend to the following: Rickel & Associates, Inc., their respective affiliated entities, directors, officers, shareholders, partners, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws). All references to Rickel in these Indemnification Provisions shall be understood to include any and all of the foregoing.

         If any action, suit, proceeding or investigation is commenced, as to which Rickel proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by Rickel to notify the Company shall not relieve the Company from its obligations hereunder. The Company shall have the right to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel and the payment of all expenses. Rickel shall have the right to employ separate counsel in any action, suit, proceeding or investigation and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Rickel unless (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed to assume such defense and to employ counsel or (iii) in such action, suit, proceeding or investigation there is, in the opinion of such separate counsel, a conflict on any material issue between the position of the Company and Rickel. The Company shall be liable for any settlement of any claim against Rickel made with its written consent, which consent shall not be unreasonably withheld or delay. The Company shall not, without the prior written consent of

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CUSIP No. 13-3750708                  13D            Page 47 of 61 Pages
--------------------------------                 -------------------------------


Rickel, settle or compromise any claim, or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to Rickel of an unconditional and irrevocable release from all liability in respect of such claim. Rickel shall not settle or compromise any such action, suit, proceeding or investigation without the Company's written consent, which shall not be unreasonably withheld or delayed.

         In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and Rickel, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the indemnified persons may be subject in accordance with the relative benefits received by the Company, on the one hand, and Rickel, on the other hand, and also the relative fault of the Company on the one hand, and Rickel, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person, who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, Rickel shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by Rickel pursuant to the Agreement.

         Neither termination nor completion of the engagement of Rickel referred to above shall affect these Indemnification Provisions which shall then remain operative and in full force and effect.

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CUSIP No. 13-3750708                  13D            Page 48 of 61 Pages
--------------------------------                 -------------------------------


                                    Exhibit 3

                                                                875 Third Avenue
                                                        New York, New York 10022
                                                                  (212) 339-9800



May 19, 1997

Mr. Sebastian Cassetta
SmartServ Online, Inc.
One Station Place
Stamford, CT 06902

Attention:        Mr. Sebastian Cassetta
                  Chairman and CEO

Gentlemen:

         We are pleased to set forth the terms of the retention of Rickel & Associates, Inc. ("Rickel") by SmartServ Online, Inc. (collectively with its affiliates, the "Company").

         25. Rickel will assist the Company as its non-exclusive financial advisor. In connection with Rickels activities on the Company's behalf, Rickel will familiarize itself with the business, operations, properties, financial condition and prospects of the Company. In connection with our role as your financial advisor, we would expect our services to include specific advice regarding the capitalization and other investment banking services as may be mutually agreed in writing by Rickel and the Company. The Company further agrees that it will not for a period of one (1) year, release its' stockholder lists to anyone without prior written consent of Rickel.

         26. In connection with Rickels' activities on the Company's behalf , the Company agrees to cooperate with Rickel and will furnish to, or cause to be furnished to, Rickel all information and data concerning the Company (the "Information") which Rickel deems appropriate and will provide Rickel with access to the Company's officers, directors, employees, appraisers, independent accountants, legal counsel and other consultants and advisors, as well as any possible leads the Company might have. The Company represents and warrants that all information (a) made available to Rickel by the Company or (b) contained in any filing by the Company with any court or governmental or regulatory agency, commission or instrumentality (each, an "Agency") will, at all times during the period of the engagement of Rickel hereunder, be complete and correct in all material respects and will not certain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances under which such statements are made. The Company further represents and warrants that any projections or other Information provided by it

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CUSIP No. 13-3750708                  13D            Page 49 of 61 Pages
--------------------------------                 -------------------------------


to Rickel or any Agency will have been prepared in good faith and will be based upon assumptions which, in light of the circumstances under which they are made, are reasonable. The Company acknowledges and agrees that, in rendering its services hereunder, Rickel will be using and relying on the Information (and information available from public sources and other sources deemed reliable by Rickel) without independent verification thereof by Rickel or independent appraisal by Rickel of any of the Company's assets. Rickel does not assume responsibility for the accuracy or completeness of the Information or any other information regarding the Company. Any advice rendered by Rickel pursuant to this Agreement may not be disclosed publicly without, any reference to Rickel in any public communications by the Company shall be subject to, Rickels' prior written consent except as may be required by law or regulatory authority or in judicial or other proceedings.

         27. In consideration of our services pursuant to this Agreement, Rickel shall be entitled to receive, and the Company agrees to pay Rickel, the following compensation:

                  Upon execution of this Agreement, the Company shall issue Rickel, warrants (the "Warrants") to purchase 100,000 shares of the Company's Common Stock which will be exercisable at the following prices: 1) 25,000 at $3.00, 2) 25,000 at $3.50, 3)
                  25,000 at $3.75,  and 4) 25,000 at $4.00.  The Warrants  shall expire five years from the execution date of this letter and will be exercisable immediately. The Company will use its best efforts to keep a registration statement effective for the life of the Warrants, and the Warrants shall carry customary demand and "piggy-back" registration rights. The Company shall prepare the Warrant agreement and effect a registration statement at its own expense. The Warrants will be subject to a "cashless" exchange provision.

         28. In addition to the fees described in paragraph 3 above, the Company agrees to promptly reimburse Rickel, upon request from time to time, for all out-of pocket expenses incurred by Rickel (including fees and disbursements of counsel, and of other consultants and advisors retained by Rickel that are not employees of Rickel) in connection with the matters contemplated by this Agreement. Such fees shall not exceed $500, unless prior permission has been granted by the Company.

         29. The Company agrees to indemnify Rickel in accordance with the indemnification provisions (the "Indemnification Provisions") attached to this Agreement, which Indemnification Provisions are incorporated herein and made a part hereof and which shall survive the termination, expiration or suppression of this Agreement.

         30. Either party hereto may terminate this Agreement at any time upon 30 days written notice, without liability or continuing obligation, except as set forth in the following sentence. Neither termination of this Agreement nor completion of the assignment contemplated hereby shall affect: (i) any compensation earned by Rickel up to the date of termination or completion, as the case may be, (ii) the provisions of paragraph 3-13, inclusive, of this

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CUSIP No. 13-3750708                  13D            Page 50 of 61 Pages
--------------------------------                 -------------------------------


Agreement   and  (iv)  the  attached   Indemnification   Provisions   which  are
incorporated herein, all of which shall remain operative and in full force and effect.

         31. The validity and interpretation of this Agreement shall be governed by and enforced, and construed in accordance with, the laws of the State of New York applicable to agreements made and to be fully performed therein (excluding the conflicts of laws rules). The Company irrevocably submits to the jurisdiction of any court of the State of New York or the United States District Court for the Southern District of the State of New York for the purpose of any suit, action or other proceeding arising out of this Agreement, or any of the agreements or transactions contemplated hereby, which is brought by or against the Company and (i) hereby irrevocably agrees that all claims in respect of any such suit, action or proceeding may be heard and determined in any such court,
(ii) to the extent that the Company has acquired, or hereafter may acquire, any immunity from jurisdiction of any such court or from any legal process therein, the Company hereby waives, to the fullest extent permitted by law, such immunity and (iii) agrees not to commence any action, suit or proceeding relating to this Agreement other than in such courts. The Company hereby waives, and agrees not to assert in any such suit, action or proceeding, in each case, to the fullest extent permitted by applicable law, any claim that (a) the Company is not personally subject to the jurisdiction of any such court, (b) the Company is immune from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to the Company or its property or (c) any such suit, action or proceeding is brought in any inconvenient forum.

         32. The benefits of this Agreement shall inure to the parties hereto, their respective successors and assigns and to the indemnified parties hereunder and their respective successors and assigns and representatives, and the obligations and liabilities assumed in this Agreement by the parties hereto shall be binding upon their respective successors and assigns.

         33. Each of the Company and Rickel hereby knowingly, voluntarily and irrevocably waives any right it may have to a trial by jury in respect of any claim based upon, arising out of or in connection with this Agreement and the transactions contemplated thereby. Each of the Company and Rickel hereby certifies that no representative or agent of the other party has represented expressly or otherwise that such party would not seek to enforce the provision of this waiver. Further, each of the Company and Rickel acknowledges that each party has been induced to enter this Agreement by, inter, alia, the provisions of this paragraph.

         34. If it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that any term or provision hereof is invalid or unenforceable, (i) the remaining terms and provisions hereof shall be unimpaired and shall remain in full force and effect and (ii) the invalid or unenforceable provision or term shall be replaced by a term or provision that is valid and enforceable and that comes closes to expressing the intention of such invalid or unenforceable term or provision.

         35. This Agreement embodies the entire agreement and understanding of the parties hereto and supersedes any and all prior agreements, arrangements and understanding relating to the matters provided for herein. No alteration, waiver, amendment, change or supplement hereto

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CUSIP No. 13-3750708                  13D            Page 51 of 61 Pages
--------------------------------                 -------------------------------


shall be binding or effective unless the same is set forth in writing signed by a duly authorized representative of each party.

         36. The Company and Rickel has all requisite corporate power and authority to enter into this Agreement and the transactions contemplated hereby. This Agreement has been duly and validly authorized by all necessary corporate action on the part of the Company and has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable in accordance with its terms.

         37. This Agreement does not create, and shall not be construed as creating, rights enforceable by any person or entity not a party hereto, except those entitled thereto by virtue of clause (iv) of paragraph 6 and the Indemnification Provisions hereof. The Company acknowledges and agrees that Rickel is not and shall not be construed as a fiduciary of the Company and shall have no duties or liabilities to the equity holders or creditors of the Company or any other person by virtue of this Agreement or the retention of Rickel hereunder, all of which are hereby expressly waived. The Company also agrees that Rickel shall not have any liability (including without limitation, liability for losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements resulting from any negligent act or omission of Rickel) (whether direct or indirect, in contract, tort or otherwise) to the Company or to any person (including, without limitation, equity holders and creditors of the Company) claiming through the Company for or in connection with the engagement of Rickel, this Agreement or the transaction contemplated hereby. The Company acknowledges that Rickel was induced to enter into this Agreement by inter, alia, the provisions of this paragraph.

         38. For the convenience of the parties hereto, any number of counterparts of this Agreement may be executed by the parties hereto. Each such counterpart shall be, and shall deemed to be, an original instrument, but all such counterparts taken together shall constitute one and the same Agreement.

         If the foregoing correctly sets forth our Agreement, please sign the enclosed copy of this letter in the space provided and return it to us.


                                              Very truly yours,


                                              RICKEL & ASSOCIATES, INC.



                                          By: /s/
                                              ----------------------------------
                                              Managing Director


Confirmed and Agreed to:

--------------------------------                 -------------------------------
CUSIP No. 13-3750708                  13D            Page 52 of 61 Pages
--------------------------------                 -------------------------------


this 19 day of May, 1997

SMARTSERV ONLINE



By: /s/ Sebastian Cassetta
    --------------------------
      Mr. Sebastian Cassetta
      Chairman and CEO

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CUSIP No. 13-3750708                  13D            Page 53 of 61 Pages
--------------------------------                 -------------------------------


                           INDEMNIFICATION PROVISIONS

         The Company (as such term is defined in the Agreement (as such term is defined below)) agrees to indemnify and hold harmless Rickel, to the fullest extent permitted by law, from and against any and all losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements (and any and all actions, suits, proceedings and investigations in respect thereof and any and all legal and other costs, expenses and disbursements in giving testimony or furnishing documents in response to a subpoena or otherwise), including, without limitation, the costs, expenses and disbursements, as and when incurred, of investigating, preparing or defending any such action, suit, proceeding or investigation (whether or not in connection with litigation in which Rickel is a party), directly or indirectly, caused by, relating to, based upon, arising out of, or in connection with (a) Rickels' acting for the Company, including, without limitation, any act or omission by Rickel in connection with its acceptance of or the performance or non-performance of its obligations under the agreements dated April 24, 1997 between Rickel & Associates, Inc. and SmartServ Online, as it may be amended from time to time (the "Agreement") or (b) any untrue statement or alleged untrue statement of a material fact contained in, or omissions or alleged omissions from, any information furnished by the Company to Rickel or any Agency; provided, however, such indemnity agreement shall not apply to any portion of any such loss, claim, damage, obligation, penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found obligation penalty, judgment, award, liability, cost, expense or disbursement to the extent it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) to have resuited primarily and directly from the gross negligence or willful misconduct of Rickel.

         These Indemnification Provisions shall be in addition to any liability which the Company may otherwise have to Rickel or the persons indemnified below in this sentence and shall extend to the following: Rickel & Associates, Inc., their respective affiliated entities, directors, officers, shareholders, partners, employees, legal counsel, agents and controlling persons (within the meaning of the federal securities laws). All references to Rickel in these Indemnification Provisions shall be understood to include any and all of the foregoing.

         If any action, suit, proceeding or investigation is commenced, as to which Rickel proposes to demand indemnification, it shall notify the Company with reasonable promptness; provided, however, that any failure by Rickel to notify the Company shall not relieve the Company from its obligations hereunder. The Company shall have the right to assume the defense of any such action, suit, proceeding or investigation, including the employment of counsel and the payment of all expenses. Rickel shall have the right to employ separate counsel in any action, suit, proceeding or investigation and participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Rickel unless (i) the employment thereof has been specifically authorized by the Company in writing, (ii) the Company has failed to assume such defense and to employ counsel or (iii) in such action, suit, proceeding or investigation there is, in the opinion of such separate counsel, a conflict on any material issue between the position of the Company and Rickel. The Company shall be liable for any settlement of any claim against Rickel made with its written consent, which consent shall not be unreasonably withheld or delay. The Company shall not, without the prior written consent of

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Rickel,  settle or compromise  any claim,  or permit a default or consent to the entry of any judgment in respect thereof, unless such settlement, compromise or consent includes, as an unconditional term thereof, the giving by the claimant to Rickel of an unconditional and irrevocable release from all liability in respect of such claim. Rickel shall not settle or compromise any such action, suit, proceeding or investigation without the Company's written consent, which shall not be unreasonably withheld or delayed.

         In order to provide for just and equitable contribution, if a claim for indemnification pursuant to these indemnification Provisions is made but it is found in a final judgment by a court of competent jurisdiction (not subject to further appeal) that such indemnification may not be enforced in such case, even though the express provisions hereof provide for indemnification in such case, then the Company, on the one hand, and Rickel, on the other hand, shall contribute to the losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses and disbursements to which the indemnified persons may be subject in accordance with the relative benefits received by the Company, on the one hand, and Rickel, on the other hand, and also the relative fault of the Company on the one hand, and Rickel, on the other hand, in connection with the statements, acts or omissions which resulted in such losses, claims, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements and the relevant equitable considerations shall also be considered. No person found liable for a fraudulent misrepresentation shall be entitled to contribution from any person, who is not also found liable for such fraudulent misrepresentation. Notwithstanding the foregoing, Rickel shall not be obligated to contribute any amount hereunder that exceeds the amount of fees previously received by Rickel pursuant to the Agreement.

         Neither termination nor completion of the engagement of Rickel referred to above shall affect these Indemnification Provisions which shall then remain operative and in full force and effect.



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                                    Exhibit 4

UNITED STATES BANKRUPTCY COURT
SOUTHERN DISTRICT OF NEW YORK
----------------------------------------------X
                                              :       Chapter 11
In re
                                              :       Case No. 98-B-47203 (SMB)
RICKEL & ASSOCIATES, INC.,
                                              :
         Debtor.
----------------------------------------------X


                     ORDER APPROVING SALE OF DEBTOR'S ASSETS

         Upon the Emergency Order Fixing (i) an Expedited Hearing to Consider the Debtor's Application for Authority to Sell Assets Under Terms of an Asset Purchase Agreement (the "Purchase Agreement") with American Warrant Partners, LLC ("AWP") Subject to Higher and Better Offers and (ii) Provisions for Higher and Better Offers and (iii) the Form and Manner of Notice of the Expedited Hearing and Related Provisions of the Sale entered by this Court (the "Emergency Order"); and upon the application (the "Application"), dated February 17, 2000 of Rickel & Associates, Inc., debtor and debtor-in-possession (the "Debtor"), seeking entry of (A) the Emergency Order and (B) an order, pursuant to Sections 105, 363(b) and (f) of Title 11, United States Code (the "Bankruptcy Code") and Federal Rules of Bankruptcy Procedure 2002 and 600, authorizing the Debtor to sell certain assets, (the "Assets") set forth in Exhibit A to the Application; and there being no objections (the "Objections') filed; and upon the adjournment of the Hearing to March 21, 2000 (the "Hearing") and notice of the adjournment having been given to all parties served with the Emergency Order and the Application; and upon the corrected schedule of the Assets which is annexed hereto as Exhibit "A" to this Order which was also served upon all parties served with the Emergency Order and the Application; and after hearing


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the arguments of the Debtor, by its counsel,  Wolman, Babitt & King, L.L.P., and the Official Committee of Unsecured Creditors (the "Committee"), by its counsel, Rattet & Pasternak, LLP, in support of the sale of the Assets subject to higher and better offers; and upon the auction sale being conducted by the Court during the Hearing; and after due deliberation and sufficient cause appearing therefor, it is hereby FOUND as follows:

         39. This Court has jurisdiction over this proceeding under 28 U.S.C. ss.ss. 1334 and 157(a). The Application and this sale comprise a core proceeding under 28 U.S.C. ss. 157(b).

         40. The Court confirmed the Debtor's Plan of Reorganization by Order dated March 7, 2000.

         41. Based on the representations contained in the Application as augmented by counsel at the Hearing, certain of the Assets and the Debtor's rights thereto are contested or not confirmed or registered and require additional resources be expended to resolve certain disputes or effect perfection of the Debtor's rights in the Assets which raises certain risks associated with the realization of the entire value of the Assets which the Debtor transfers to the successful bidder through this sale.

         42. After undertaking an analysis of the nature of the Debtor's remaining assets, the Debtor determined based on many factors, including but not limited to the existence of certain risks and the need for the expenditure of additional resources, that it would be in the best interests of the Debtor's estate if it could sell certain illiquid warrants and related assets identified on Exhibit A hereto, previously defined as the Assets, pursuant to a bulk bid, rather than attempting to sell each asset separately.


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         43. AWP  offered to  purchase  the Assets on the terms set forth in the
Asset  Purchase   Agreement  and  that  such  offer  resulted  from  arms-length negotiations initially between counsel to the Committee and thereafter between AWP's counsel and counsel to the Debtor.

         44. Debtor's's counsel reviewed and revised the original Exhibit of the Assets which was provided by the representatives of AWP to be sold to conform with what remained in the Debtor Is name after reviewing the Debtor's books and records.

         45. Gregg Smith, who is a principal of AWP, is also a member of the Committee in this case.

         46. The Court is satisfied that the Debtor~s determination to sell the Assets pursuant to a bulk bid is a product of the Debtor's's exercise of its sound business judgment, and will result in a greater benefit to the Debtors estate than an attempt to sell each of the Debtor's assets separately. Further, no party at the hearing offered to purchase any of the Securities separately.

         47. AWP's offer to purchase of the Assets and the sale and/or transfer thereof by the Debtor, pursuant to the Asset Purchase Agreement, for cash and other consideration set forth in the Asset Purchase Agreement, as the same may be modified at the Hearing, on the terms and conditions set forth in this Order and the Asset Purchase Agreement, was negotiated at arm's length and is found to be in good faith. The Debtor and AWP, in the negotiation of the Asset Purchase Agreement have complied in all respects with the applicable provisions of the Bankruptcy Code and rules relating thereto and there is no evidence of collusion, fraud or unfair advantage on the part of AWP.

         48. The terms of sale of the Assets were subject to higher and better offers and the Court entertained bids at an auction conducted by the Court at the Hearing which resulted in


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AWP (the  "Purchaser")  being the successful  bidder in the amount of $3,525,000
(the "Purchase Price").

         49. In light of the open bidding and resulting auction, the Purchase Price represents the highest and best offer for the Assets and is fair, reasonable and adequate consideration under the circumstances, in all respects, and the sale is in the best interests of the Debtor's estate.

         50. The Purchaser is a purchaser in good faith of the Assets and is entitled to the protections afforded by Section 363(m) of the Bankruptcy Code.

         Based upon the foregoing findings, is hereby ORDERED, ADJUDGED and DECREED that

         a. All of the foregoing findings of the Court are incorporated herein as if fully set forth herein and the Application, as modified, is granted.

         b. The Debtor be and hereby is authorized to sell the Assets to the Purchaser pursuant to the terms of the Asset Purchase Agreement for the sum of $3,525,000, Purchase Price, and the transactions contemplated under the Asset Purchase Agreement are hereby authorized and approved.

         c. The Asset Purchase Agreement and the list of Assets annexed hereto as Exhibit A are hereby approved.

         d. The Debtor is authorized and directed to (a) execute, acknowledge and deliver to the Purchaser such instruments or documents of assignment, consent, conveyance, transfer, release and other assurances relative to the Assets necessary to consummate the Asset Purchase Agreement; (b) take such other action that may be reasonably necessary, desirable or customary to implement the terms and provisions of the Asset Purchase Agreement, and any other action that may reasonably be requested by the Purchaser for purposes of assigning, transferring,


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granting, conveying, and confirming to the Purchaser, or reducing to possession, any or all of the Assets, as may be provided in the Asset Purchase Agreement or otherwise; and (c) execute such nonmaterial amendments to the Asset Purchase Agreement as may be required to effectuate the letter and intent of such agreement and the consummation of the transactions authorized by this Order, all without further Order of the Court.

         e. The Debtor is authorized and directed to transfer and convey the Assets to the Purchaser at the closing to be scheduled under the terms of the Asset Purchase Agreement ("Closing"), pursuant to Sections 363(b) and (f) of the Bankruptcy Code, free and cigar of all liens, encumbrances, claims (as "claim" is defined in 11 U.S.C. ss.101(5)), security interests, pledges, restrictions, options, judgments, orders, interests, and/or tax claims (inclusive of transferee tax liability claims), in each case of any kind or nature, whether secured or unsecured, choate or inchoate, filed or unfiled, scheduled or unscheduled, noticed or unnoticed, recorded or unrecorded, contingent or non-contingent, material or non-material, known or unknown, whether arising prior to or subsequent to the date of the filing of the Chapter 11 petition of the Debtor (collectively "Claims" and each a "Claim").

         f. From and after entry of this Order, the Debtor, its creditors, other parties in interests, and each of them, shall not take or cause to be taken any action with would interfere with the transfer, assignment and conveyance of the Assets to the Purchaser or other consents, undertakings or assurances given by the Debtor in accordance with the terms of the Asset Purchase Agreement and this Order. All persons or entities who presently, or on the date of the closing are, in possession of any of the Assets are hereby directed to surrender possession of such Assets to the Purchaser at the Closing.


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         g. After the Closing,  this Court shall be divested of  jurisdiction of the Assets purchased by the Purchaser, except, however, the Court shall retain jurisdiction to resolve any disputes which may arise in connection with the consummation of the transactions contemplated by the Asset Purchase Agreement or this Order, and to make such further orders as may be necessary in furtherance of the terms of the Asset Purchase Agreement and this Order.

         h. From and After the Closing, the Purchaser shall have the right and authority, subject to the terms of the Asset Purchase Agreement, to collect for the account of the Buyer any sums which shall be due and payable on account of any of the Assets transferred or intended to be transferred to the Purchaser at the closing and to endorse with the name of the Debtor any checks or drafts relating to the Assets which may be payable to the order of the Debtor.

         i. From and after the Closing, all agreements of any kind whatsoever and all orders of this Court entered in this case prior to the date hereof shall be deemed amended and/or vacated to the extent required to permit the consummation of the transactions under the Asset Purchase Agreement. To the extent such other agreements or orders are inconsistent with this Order or the Asset Purchase Agreement, this Order and the Asset Purchase Agreement shall in all such cases govern.

         j. This Order is binding upon and shall inure to the benefit of any successors or assigns of the Debtor and the Purchaser. No provision of this Order shall be modified, amended, revoked or terminated, whether under any plan of reorganization or otherwise, if such modification, amendment, revocation or termination is sought by any party receiving notice of the Application and the Emergency Order.

         k. The value of the Assets fluctuates. Accordingly, the stay provided for in Fed. R. Bankrupt. 6004(g), is waived for good cause shown to allow (i) the Debtor and the


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Purchaser to consummate  the  transactions  contemplated  by the Asset  Purchase
Agreement and conduct the Closing immediately upon the entry of this Order, or as soon thereafter as the parties are prepared to close, and (ii) the Purchaser shall have the full protection afforded to it as a good faith purchaser of the Assets pursuant to Section 363(m) of the Bankruptcy Code and all parties and entities are hereby barred from asserting any Claims or other interests against the Purchaser, its successors and assigns, pursuant to Section 363(f) of the Bankruptcy Code and the Purchaser and the Debtor are authorized to take any and all steps reasonably necessary, including the execution of documents, to effectuate this bar.

         l. Consistent  with the provisions of the Asset Purchase  Agreement and
Section 363(f) of the Bankruptcy Code, the Purchaser shall not assume, nor shall the Purchaser be deemed to have assumed, any liability or obligation of the Debtor of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, secured or unsecured, joint or several, or otherwise.

         m. This Order shall take effect and shall be fully enforceable immediately upon execution hereof.

Dated:   New York, New York
         March 20, 2000



                                                 /s/ Stuart M. Bernstein
                                                 -------------------------------
                                                                         USBJ